UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM N-8A
NOTIFICATION OF REGISTRATION
FILED PURSUANT TO SECTION 8(a)
OF THE INVESTMENT COMPANY ACT OF 1940
     The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, and in connection with such notification of registration submits the following information:
Name: Tortoise MLP Corp.
Address of Principal Business Office (No. & Street, City, State, Zip Code):
11550 Ash Street, Suite 300
Leawood, KS 66211
Telephone Number (including area code): (913) 981-1020
Name and address of agent for service of process:
David J. Schulte
Tortoise Capital Advisors, L.L.C.
11550 Ash Street, Suite 300
Leawood, KS 66211
Copy to:
Steven F. Carman
Husch Blackwell Sanders LLP
4801 Main Street, Suite 1000
Kansas City, Missouri 64112
Check Appropriate Box:
          Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:
YES ☑ NO ☐

          Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the City of Leawood and the State of Kansas on the 23rd day of April, 2010.

Tortoise MLP Corp.
By:	/s/ H. Kevin Birzer
H. Kevin Birzer, Director

Attest:	/s/ David J. Schulte
David J. Schulte, Chief Executive Officer